State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 10/04/2021
FILED 01:40 PM 10/04/2021
SR 20213416779 - File Number 7114087

CERTIFICATE OF AMEDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF EXTRASLICE, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

ExtraSlice, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify:

This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 20, 2021 (the "**Amended and Restated Certificate of Incorporation**").

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation pursuant to a written consent in lieu of a meeting in accordance with Section 141(f) of the General Corporation Law setting forth proposed amendments to the Amended and Restated Certificate of Incorporation, declaring said amendments to be advisable and recommending that the stockholders of the Corporation approve such amendments. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation be amended by changing the definition of "Requisite Holders" of Articles III that, as amended, said definition shall be and read as follows:

"**Requisite Holders**" means the holders of at least a majority of the outstanding shares of Series Seed I Preferred Stock (voting as a single class on an as-converted basis).

RESOLVED, that the Amended and Restated Certificate of Incorporation be amended by changing the first sentence of Articles VI, Section 1.3.1 of the Definition of "Deemed Liquidation Events" of Preferred Stock that, as amended, said sentence shall be and read as follows:

1.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed I Preferred Stock, voting as a single class on an as-converted basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event.

RESOLVED, that the Amended and Restated Certificate of Incorporation be amended by changing Article VI, Section 2 of "Voting" of Preferred Stock that, as amended, said section shall be and read as follows:

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed I Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed I Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed I Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Series Seed I Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation (the "**Bylaws**"). Holders of Series Seed II Preferred Stock shall not have any right to vote except as required by the General Corporation Law.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Series Seed I Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed I Preferred Stock (taken together as a single class) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed I Preferred Stock set forth in this Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed I Preferred Stock; or
(b) increase or decrease the authorized number of shares of the Series Seed I Preferred Stock;
(c) declare or pay any dividend or otherwise make a distribution to holders of the Series Seed I Preferred Stock or Common Stock; or
(d) increase or decrease the number of directors of the Corporation.

None of the protective provisions set forth in this Section 2.3 shall apply to holders of Series Seed II Preferred Stock.

SECOND: That thereafter stockholders of the Corporation holding the necessary number of shares as required by statute duly adopted resolutions voting in favor of the proposed amendments pursuant to a written consent in lieu of a meeting in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, ExtraSlice, Inc. has caused this Certificate of Amendment to be signed this 24th day of September 2021.

ExtraSlice, Inc.

By:/s/: Meghana Subramania
Name: Meghana Subramania
Title: Chief Executive Officer